1-14660

3-1-02

02026536

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ._______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") on March 25, 2002 published in two local newspapers in Hong Kong an announcement in Chinese and English concerning the Company's application for and The Stock Exchange of Hong Kong Limited's granting of a waiver to allow the Company to use a new size test based on available tonne kilometers to replace the normal net asset test and consideration test under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in respect of acquisition and disposal of aircraft.

中國南方航空股份有限公司
China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

Summary

China Southern Airlines Company Limited (the "**Company**") has applied for and The Stock Exchange of Hong Kong Limited (the "**Exchange**") has granted a waiver to allow the Company to use a new size test based on available tonne kilometers ("**ATK**") to replace the normal net asset test and consideration test under Chapter 14 of the Rules (the "**Listing Rules**") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in respect of acquisition and disposal of aircraft.

The directors of the Company announce that the Company has applied for and the Exchange has granted a waiver to allow the Company to use a new size test based on ATK to replace the normal net asset test and consideration test under Chapter 14 of the Listing Rules in respect of acquisition and disposal of aircraft.

Reasons

The Company is one of the largest air carriers in China and its principal business is that of civil aviation. It is in the ordinary and usual course of business of the Company to acquire and dispose of aircraft to better serve its passengers and ensure the passengers' safety. As the price of aircraft is very expensive, the Company usually acquires aircraft by way of financial lease. Even so, the consideration involved in the acquisition is still huge and easily exceeds the thresholds of notifiable transactions under Chapter 14 of the Listing Rules. Pursuant to the Listing Rules, such transactions would normally require full disclosure and subject to the value of the acquisition or disposal, prior approval by shareholders in general meeting. The Company considers that such disclosure and approval (if applicable) in full compliance with the Listing Rules would be impracticable and unduly burdensome to the Company. Besides, it would add additional administrative costs to the Company.

On the other hand, it is generally accepted in the aviation industry that it is more appropriate to measure an air carrier's operating results by ATK. This is because that an air carrier's operating results is closely related to its air traffic, which is calculated on the basis of ATK. Thus, the test based on ATK is a better test than the net asset test and the consideration test as it better reflects the effect of acquisition or disposal of aircraft on an air carrier's operating results.

For the reasons given above, the Company made the application for a waiver to allow the Company to use the test based on ATK for calculating the size in acquisition and disposal of aircraft, instead of the net asset test and consideration test under Chapter 14 of the Listing Rules.

Conditions

The Exchange has granted the waiver on and subject to the following conditions:

1. Instead of the normal tests under Chapter 14 of the Listing Rules, the tests may be calculated by reference to the ATKs for aircraft being acquired or disposed of as compared to the Company's aggregate fleet ATKs.
2. The proposed method of calculation for the 4 tests will replace the net asset test and the consideration test only, while the other two tests, namely, net profit and equity capital issued tests will continue to apply as set out in Chapter 14 of the Listing Rules.
3. The calculation of ATKs will be as follows: i) fleet ATKs will be the aggregate actual ATKs for all aircraft in the Company's fleet for the last financial year as disclosed in the Company's annual report, ii) ATKs for aircraft being disposed of will be based on actual ATKs of the aircraft for the previous two financial years; and iii) ATKs for aircraft being acquired will be based on the historical operating data for the same type of aircraft. Where the aircraft to be acquired is a new type, the ATKs will be estimated based on other aircraft of similar size operated by the Company or the average for the Chinese civil aviation industry.
4. The Company's ATKs figure will be disclosed in the Company's annual report and be reviewed by auditors who will confirm on an annual basis that the Company's ATKs are calculated correctly and consistently.
5. For the purposes of making the test as stated in paragraph 1 above, all acquisitions and disposals for the last 12 months will be aggregated, unless the acquisition or disposal has previously been reported as a notifiable transaction under these rules.
6. The thresholds for classifying a transaction as a discloseable, major or very substantial acquisition will be 30%, 50% and 100% (assuming that there are no circumstances which would make it a connected transaction or a share transaction).
7. Where the transaction is a discloseable transaction, disclosure will take the form of a press announcement complying with rule 14.14 of the Listing Rules and details of the transaction will be set out in the Company's next annual report and accounts. Where the transaction is a major transaction or a very substantial acquisition, the provisions of Chapter 14 of the Listing Rules will apply.
8. An option to acquire aircraft will not be treated as acquisition while the exercise of such an option will be treated as the acquisition of an aircraft.
9. The waiver will only apply to acquisition/disposal of aircrafts, and acquisition or disposal of other types of assets by the Company will be subject to provisions under Chapter 14 of the Listing Rules.
10. The Company will disclose in its annual reports and interim reports the following information:
    (i) regarding future deliveries of aircrafts, details of aircrafts on order including the number and type; and the years in which such aircrafts are scheduled to be delivered;
    (ii) the number and type of aircrafts which are subject to options exercisable during a period of not less than 12 months from the end of the financial year or period to which the annual report relates; and
    (iii) details of the waiver granted pursuant to the application.
11. The Company remains a subsidiary of Southern Airlines (Group), a state owned enterprise. Should there be any change in control of the Company, the Exchange will need to reconsider whether the waiver continues to be appropriate.
12. The Company issues a press announcement in respect of this waiver as soon as practicable.

For and on behalf of the Company
Su Liang
Company Secretary

Guangzhou, March 25, 2002

SCMP March 25, 2002

Hong Kong Commercial Daily
March 25, 2002

中國南方航空股份有限公司
China Southern Airlines Company Limited

（在中華人民共和國註冊成立之股份有限公司）

公　佈

概要

中國南方航空股份有限公司（「**本公司**」）已申請，而香港聯合交易所有限公司（「**聯交所**」）已授予一項豁免，使本公司就收購及出售飛機，可採用以可用噸公里（「**可用噸公里**」）為新規模測試的基準，取代根據香港聯合交易所有限公司證券上市規則（「**上市規則**」）第14章下的正常資產淨值測試及代價測試。

本公司董事宣佈本公司已申請，而聯交所已授予一項豁免申請，使本公司就收購及出售飛機，可採用以可用噸公里為準的新規模測試，取代根據上市規則第14章下的正常資產淨值測試及代價測試。

原因

本公司是中國最大規模的航空公司之一，主要業務是民用航空。在本公司日常及一般業務過程中，會收購及出售飛機，為乘客提供更佳服務，確保乘客安全。由於飛機價值不菲，本公司通常以融資租賃方式收購飛機。即使如此，收購所涉及的代價仍然龐大，且很容易超逾上市規則第14章須予公佈的交易的限額。根據上市規則，該等交易一般須予全面披露，且根據收購或出售價值須事先獲得股東在股東大會上批准。本公司認為，全面遵守上市規則的規定作出有關披露及獲得批准（如適用）屬不切實際，亦對本公司構成繁重負擔。此外，這將會為本公司加添額外行政費用。

另外，航空界普遍接受以可用噸公里來衡量航空公司的經營業績，是較恰當的方法。這是由於航空公司的經營業績與空運量（按可用噸公里計算）緊密相關。因此，以可用噸公里進行測試，較以資產淨值測試及代價測試所得結果更為理想，原因為可用噸公里測試可更全面地反映出收購或出售飛機對航空公司的經營業績構成的影響。

基於上述原因，本公司提交豁免申請，使本公司於計算收購及出售飛機的規模時，可以可用噸公里為測試的基準，而非根據上市規則第14章下的資產淨值測試及代價測試。

條件

聯交所已授予該豁免，但本公司須遵守以下條件：

1. 除根據上市規則第14章下的正常測試外，測試亦可參考所收購或出售飛機的可用噸公里與本公司整體機隊可用噸公里的比較而計算。
2. 建議的計算方法，將僅取代4種測試中的資產淨值測試及代價測試，而其他兩種測試，分別為純利測試及已發行股本測試，將根據上市規則第14章繼續適用。
3. 可用噸公里將按以下方式計算：i)機隊可用噸公里將為本公司年報所披露的最近財政年度本公司機隊所有飛機的實際可用噸公里總額；ii)所出售的飛機可用噸公里將以過去兩個財政年度的飛機的實際可用噸公里為基礎；及iii)所收購的飛機可用噸公里將以同類型飛機的歷史經營數據為基礎計算。倘將予收購的飛機屬新類型，則將根據本公司所操作其他類似規模的飛機或中國民航業的平均數為基礎估計可用噸公里。
4. 本公司可用噸公里的數字將於本公司年報內披露，並由核數師每年審核，以確認本公司的可用噸公里計算為正確及貫徹。
5. 就進行上述第1段所列測試而言，過去12個月進行的所有收購及出售，將會合併處理，除非收購或出售已根據上市規則作為須予知會交易而披露。
6. 劃分交易為須予披露、主要或非常重大收購的限額分別為30%、50%及100%（假設並無情況會引致其成為關連交易或股份交易）。
7. 倘交易屬須予披露交易，披露將根據上市規則第14.14條所規定以報章公佈形式進行披露，而交易詳情將載於本公司下一份年報及賬目內。倘交易屬主要交易或非常重大交易，上市規則第14章的條文將會適用。
8. 收購飛機的認購權將不會作為收購處理，而行使該認購權則會視為收購飛機。
9. 豁免僅適用於收購／出售飛機，而本公司收購或出售其他類型的資產則受上市規則第14章的條文所規限。
10. 本公司將於年報及中期報告披露以下資料：
    (i) 有關日後交付飛機、訂購飛機詳情，包括數目及類型；以及該等飛機預計交付年份；
    (ii) 由財政年度結束時或年報相關日期起計不少於12個月期間可行使的認購權的飛機數目及類型；及
    (iii) 根據上述申請獲授豁免的詳情。
11. 本公司仍然是國有企業南方航空（集團）公司的附屬公司。倘本公司的控制權有任何轉變，聯交所將重新考慮豁免是否持續合適。
12. 本公司將盡快就有關該豁免發表報章公佈。

承本公司命
公司秘書
蘇亮

廣州，二零零二年三月二十五日

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________

Name: Su Liang

Title: Company Secretary

Date: March 26, 2002